Exhibit 99.A

TRANSACTIONS IN THE ISSUER’S SECURITIES BY DAVID CACCIAPAGLIA DURING THE LAST 60 DAYS

Transaction Description	Date of Transaction	Securities Purchased*	Price Per Share**
Purchase of Series A Preferred Stock	4/14/2026	3,372	$6.75
Purchase of Series A Preferred Stock	4/20/2026	1,000	$7.65
Purchase of Series A Preferred Stock	4/21/2016	1,407	$7.75
Purchase of Series A Preferred Stock	4/22/2026	93	$7.75
Purchase of Series A Preferred Stock	4/28/2016	2,500	$7.95
Purchase of Series A Preferred Stock	4/29/2026	2,416	$7.94
Purchase of Series A Preferred Stock	5/1/2026	523	$9.09

*Represents transactions made on the open market by the Reporting Person.

**The price reported is the purchase price for each transaction. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth above.

Exhibit 99.A

TRANSACTIONS IN THE ISSUER’S SECURITIES BY BRADLEY & DAYTONA AND ALEXANDER KACHMAR SINCE MAY 15, 2026

	Date of	Securities	Average Price Per	Trading Range of Transactions
Transaction Description	Transaction	Purchased*	Share**	Min	Max
Purchase of Series A Preferred Stock	5/18/2026	180	$853	$8.07	$8.98
Purchase of Series A Preferred Stock	5/20/2026	28	$8.28	$8.28	$8.28
Purchase of Series A Preferred Stock	5/22/2016	59	$7.87	$7.82	$7.91

*Represents transactions made on the open market by the Reporting Persons.

**The price reported is the average purchase price. These shares were purchased in multiple transactions at prices ranging between the "Min" and "Max" values included in the “Trading Range of Transactions” column. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth above.